UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 7
RETAIL VENTURES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
76128Y 10 2
(CUSIP Number)
Irwin A. Bain, Esq.
Schottenstein Stores Corporation
4300 E. Fifth Avenue
Columbus, Ohio 43219
614-449-4332
With a copy to:
Robert J. Tannous, Esq.
Porter, Wright, Morris & Arthur LLP
41 South High Street
Columbus, OH 43215
614-227-1953
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 26, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240-13d-1(e), (f) or (g), check the following box ☐

CUSIP No.	76128Y 10 2	Page	- 2 -

1	NAMES OF REPORTING PERSON: Jay L. Schottenstein S.S. or I.R.S. Identification No. of Above Individual (optional): N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON:

	IN

CUSIP No.	76128Y 10 2	Page	- 3 -
ITEM 1. Security and Issuer
     This Schedule 13D relates to the common stock, no par value (“Common Stock”), of Retail Ventures, Inc., an Ohio corporation (the “Company” or “Retail Ventures”), whose principal executive offices are located at 4150 E. Fifth Ave., Columbus, Ohio 43219.
ITEM 2. Identity and Background
(a)	Jay L. Schottenstein (“Mr. Schottenstein”)

(b)	4300 E. Fifth Ave., Columbus, Ohio 43219

(c)	Mr. Schottenstein’s principal occupation is Chairman of the Board, President and Chief Executive Officer of Schottenstein Stores Corporation, 4300 E. Fifth Ave., Columbus, Ohio 43219.

(d)	During the last five years Mr. Schottenstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years Mr. Schottenstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Schottenstein is a citizen of the United States.
ITEM 3. Source and Amount of Funds or Other Consideration
     N/A
ITEM 4. Purpose of Transaction
     On February 8, 2011, DSW Inc., an Ohio corporation (“DSW”), DSW MS LLC, an Ohio limited liability company and a wholly owned subsidiary of DSW (“Merger LLC”), and Retail Ventures, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Retail Ventures merged with and into Merger LLC, effective May 26, 2011, with Merger LLC continuing after the merger as the surviving entity and a wholly owned subsidiary of DSW (the “Merger”). Upon the closing of the Merger, each outstanding Retail Ventures common share was converted into the right to receive 0.435 DSW Class A Common Shares, unless the holder properly and timely elected to receive a like amount of DSW Class B Common Shares in lieu of DSW Class A Common Shares.

CUSIP No.	76128Y 10 2	Page	- 4 -
ITEM 5. Interest in Securities of the Issuer
(a)	Mr. Schottenstein does not beneficially own any shares of the Company’s Common Stock.

(b)	N/A

(c)	Except as set forth herein, there have been no transactions effected by Mr. Schottenstein during the past 60 days.

(d)	Another’s right to receive dividends: N/A

(e)	Date ceased to be a 5% owner: May 26, 2011
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None.
ITEM 7. Material to Be Filed as Exhibits
     None.

CUSIP No.	76128Y 10 2	Page	- 5 -
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 1, 2011	By:	/s/ Jay L. Schottenstein
Jay L. Schottenstein